Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-145311
4.75% Convertible Senior Subordinated Notes due 2014
CUSIP No. 24823QAA5
Dendreon Corporation
Prospectus Supplement dated August 27, 2008
to the Prospectus dated September 7, 2007
     The selling securityholders table on pages 53-55 of the prospectus, as amended, is further amended to update information regarding the following selling securityholder in the prospectus and its holdings of 4.75% Convertible Senior Subordinated Notes due 2014:

	Aggregate Principal Amount of Notes	Percentage of Notes	Common Stock Owned Prior to	Common Stock
Name	that May Be Sold	Outstanding	Conversion	Registered(1)

GLG Market Neutral Fund(2)	$1,500,000	1.8%	—	145,896

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 97.2644 shares of common stock per $1,000 principal amount of the notes. This conversion rate will be subject to adjustment as described in the prospectus under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund. The principal place of business of GLG Partners LP is One Curzon Street, London W1J 5HB, United Kingdom. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. GLG Partners LP and GLG Partners Limited are ultimately owned and controlled by GLG Partners Inc., a US corporation listed on the New York Stock Exchange. Noam Gottesman, Pierre Lagrange, Emmanuel Roman, other key GLG personnel and/or trusts associated with them (collectively, “GLG Personnel”) ultimately control a majority of the shares of GLG Partners Inc. GLG Personnel disclaim beneficial ownership of the securities held by the fund, except for their pecuniary interest therein.